                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                THE MONARCH MACHINE TOOL COMPANY AND SUBSIDIARIES
                                (Name of Issuer)


                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                    609150107
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                        UPON EXAMINATION OF THE ISSUER'S
                     FILING ON FORM 10-Q FOR MARCH 31, 1998
                               DATED MAY 14, 1998

             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

                                  Schedule 13D

                                                          Page ____ of ____Pages

CUSIP No. 609150107
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

       Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                        (b)/X/

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E)                                                            / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7 SOLE VOTING POWER. TBC has sole voting power with respect to 201,990 shares held in certain TBC Accounts (as herein-
                   after defined). Additionally, certain of the general
                   partners of TBC may be deemed to have sole power to vote
  NUMBER OF        certain shares as more fully set forth herein.
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8 SHARED VOTING POWER
  OWNED BY
    EACH           0 shares
  REPORTING      ---------------------------------------------------------------
   PERSON        9 SOLE DISPOSITIVE POWER
    WITH
                   0 shares, except that certain of the general partners of
                   TBC may be deemed to have sole power to dispose of
                   certain shares as more fully set forth herein.
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                   233,312 shares held in accounts of TBC
                   (as herein defined)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     233,312 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.19%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BD, IA & PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

                                                          Page ____ of ____Pages

CUSIP No. 609150107
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

       TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                        (b)/x/

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E)                                                            / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7 SOLE VOTING POWER 15,000 shares, except that the general partners in TBK, solely by reason of their
                   positions as such, may be deemed to have shared power
  NUMBER OF        to vote these shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8 SHARED VOTING POWER
  OWNED BY
    EACH           0 shares
  REPORTING      ---------------------------------------------------------------
   PERSON        9 SOLE DISPOSITIVE POWER
    WITH
                   15,000 shares, except that certain of the general partners in
                   TBK, solely by reason of their positions as
                   such, may be deemed to have shared power to vote
                   these shares.
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                     0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.39%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  Schedule 13D

                                                          Page ____ of ____Pages

CUSIP No. 690150107
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

       Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)/ /
                                                                        (b)/x/

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

         00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(E)                                                            / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                 7  SOLE VOTING POWER 0 shares, except that the general partners in Vanderbilt, solely by reason of their, positions as such, may be deemed to have shared power
  NUMBER OF         to vote these shares
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY    8  SHARED VOTING POWER
  OWNED BY
    EACH            0 shares
  REPORTING      ---------------------------------------------------------------
   PERSON        9  SOLE DISPOSITIVE POWER 0 shares, except that the general
    WITH            partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these
                    shares.
                 ---------------------------------------------------------------
                 10 SHARED DISPOSITIVE POWER

                    0 shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

PRELIMINARY NOTE

         The persons filing this Amendment No. 5 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 5 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated July 23, 1993 ( the "Statement"). The filing of this Amendment No. 5 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of
Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

         This Amendment No. 5 relates to the Common Stock, no par value (the "Common Stock"), of The Monarch Machine Tool Company and Subsidiaries (The "Company"), which, to the best knowledge of the persons filing this Amendment No. 5, is a company organized under the laws of Ohio, with its principal executive offices at 615 North Oak Street, Sidney, Ohio 45362.

         This Amendment No. 5 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 218,312 shares of Common Stock, which constitutes approximately 5.79% of the 3,766,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

         As of the date hereof, TBK beneficially owns directly 15,000 shares of Common Stock, which constitutes approximately 0.39% of the 3,766,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As a result of the disposition of 5,500 shares of Common Stock in open market transactions, Vanderbilt does not beneficially owns directly any shares of Common Stock.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 233,312 shares, which constitutes approximately 6.19% of the 3,766,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 233,312 shares, which constitutes approximately 6.10% of the 3,766,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 15,000 shares of Common Stock which constitutes approximately 0.39% of the 3,766,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 of the Statement, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 218,312 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 201,990 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 201,990 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK during the sixty-day period ended as of the date hereof. During the sixty-day period ended as of the date hereof, transactions in Common Stock effected by TBC and Vanderbilt are set forth below:


REPORTING                                 NO. OF SHARES              PRICE
PERSON                    DATE                SOLD                 PER SHARE

TBC Accounts            04/02/98                970                 $8
                        05/14/98                255                 $8 1/4
                        05/19/98                525                 $8 7/16

Vanderbilt              04/29/98              5,500                 $8 1/16


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

         (e)      Not applicable.

                                    SIGNATURE


         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.



                                       TWEEDY, BROWNE COMPANY LLC



                                       By /s/ Christopher H. Browne
                                          ------------------------------------
                                          Christopher H. Browne
                                          Member



                                       TBK PARTNERS, L.P.



                                       By /s/ Christopher H. Browne
                                          ------------------------------------
                                          Christopher H. Browne
                                          General Partner



                                       VANDERBILT PARTNERS, L.P.



                                       By /s/ Christopher H. Browne
                                          ------------------------------------
                                          Christopher H. Browne
                                          General Partner











Dated: May 22, 1998